EXHIBIT 4.12

[LETTERHEAD OF METAL STORM LIMITED]

March 26, 2002

Confidential Between the Parties

Mr Charles A Vehlow
11782 N. 120th Street
Scottsdale
Arizona 85259
USA

CHIEF CORPORATE OFFICER
EMPLOYMENT AGREEMENT

1.  Start date 8 April 2002. Contract to be two years initially with a further two-year MS option.

2.  Salary $230k base with 75% prioritised targeted annual bonus based on defined KPIs. The bonus is to be paid as cash. The KPIs are to be agreed by 22 April and are to be defined as to outcome and weighted as to the % each successful outcome will attract.

3.  A no cap discretionary bonus may be paid for completion of other company events/milestones, such as an acquisition.

4.  The Chairman and CEO are to formally discuss Chuck’s performance to KPIs with him at least each 6 months.

5.  500,000 share options are to be made available at 31,250 options per quarter, issued quarterly in arrears over 4 years where the contract is extended. The issue price is to be fixed at the average close price on the ASX of the 5 trading days prior to 8 April 2002.

6.  Other options may be issued by the board for outstanding performance.

7.  Where there is a change of control of Metal Storm all options yet to issue up to 500,000, vest on the date that the change of control occurs at the issue price set out above at 5.

8.   Housing is to be as follows:

  —  Up to 6 months furnished rental as necessary.

  —  Provide for movement of household goods from Arizona to WDC area.

9.  Metal Storm will allow and pay for up to three trips for Kate and Chuck if required for house hunting in the first 6 months of employment between Arizona and DC.

10.  A rental car will be provided at company cost until Chuck’s own vehicle arrives by most direct means.

11.  Severance/termination undertakings are as follows:

•	3 months probation no blame, no compensation walk away for each party;

•	3 months to 12 months-3 months of full annual entitlement including prorated bonus/medical/ dental/disability and insurance;

•	after 12 months-6 months full entitlement including bonus at the KPI level and medical/dental/ disability and insurance as above;

•	stock vesting on termination to be as entitled to the date of termination; and

•
cost of the return move to Arizona for a termination within 3 months of appointment, except where the termination is as a result of a change of control when the cost of a return move to Arizona will be a Metal Storm cost.

12.  Attendance/presence at Board meetings as an executive officer with a right to be heard. Consideration to be given to Chuck’s appointment to the Board after 12 months.

The Chairman to advise Chuck on what actions or events would increase his likelihood of board membership after that time.

13.  Chuck will report first to the CEO and to the Chairman as appropriate. He will have a right to continue on the Army Science Board. Service on any other board is subject to approval by Metal Storm.

14.  Keyman insurance, parking, secretarial support, computer support to be company provided.

Required travel is to be first class domestically (USA) for Coast-to-Coast travel only and business (international). Medical through COBRA, with a company paid physical exam annually. Medical/dental/disability insurance; life insurance at 4x salary

Provide 401(k) provisions and/or a deferred compensation alternative

15.  Recreational leave is 4 weeks per annum accrued as earned. Leave taken is to be taken to fit company objectives.

Terence J O’Dwyer	Chuck A Vehlow
Authorised Director	/s/ CHUCK A VEHLOW
Metal Storm Limited
/s/ TERENCE J O’DWYER

Dated: 26-3-02	Dated: 26-3-02